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                                                                    EXHIBIT 2.06

                       INTERCOMPANY AGREEMENT PRINCIPLES

1. Preferred Vendor Status

Liberty Media Corporation ("LMC") will be granted preferred vendor status with respect to access, timing and placement of new programming services. This means that AT&T will use its reasonable efforts to provide digital basic distribution of new services created by LMC and its affiliates, on mutual MFN terms and conditions and otherwise consistent with industry practices, subject to the programming meeting standards which are consistent with the type, quality and character of AT&T's cable services as they may evolve over time.

2. Documentation Clean-Up

Prior to closing, the Company and LMC (including its programming affiliates) will document pending agreements for the following services: New Odyssey, Telemundo, TCI Music, Spanish Plex, Prevue Interactive Guide, Court TV, Sports.

3. Presumption of Renewal

AT&T will agree to extend any existing affiliation agreement of LMC and its affiliates that expires in the first five years following closing to a date of not less than 10 years following closing, provided that MFN terms are offered and the arrangements are consistent with industry practice.

4. Interactive Video Services

AT&T will enter into arrangements with LMC for Interactive Video Services under one of the two arrangements described below.

(a) Pursuant to a 5-year arrangement, renewable for an additional 4-year period on then-current MFN terms, AT&T will make available to LMC capacity equal to one 6 megahertz channel (in digital form and including interactive enablement, first screen access and hot links to relevant web sites*--all to the extent implemented by AT&T cable systems) to be used for interactive, category specific video channels that will provide entertainment, information and merchandising programming. Nothing herein shall compel AT&T to disrupt other programming or other channel arrangements. The suite of services will be accessible through advanced set-top boxes deployed by AT&T except that, unless specifically addressed in a mutually acceptable manner, AT&T shall have no obligation to deploy set-top boxes of a type, design or cost materially different from that it would otherwise have deployed. The content categories may include, among others, music, travel, health, sports, books, personal finance, automotive, home video sales and games.

(b) Alternatively, at AT&T's election, AT&T may enter into one or more mutually agreeable ventures with LMC for the interactive video services described in the first sentence of (a) above. Such ventures would be structured as 50/50 ventures for a reasonable commercial term and provide that AT&T and LMC will not provide interactive services in the category(s) of interactive video services provided through the ventures for the duration of such term other than the joint venture services in the applicable categories. When the distribution of such interactive video services occurs through a venture arrangement, AT&T will share in the revenue and expense of the provision of such interactive services pro rata to its ownership interest in lieu of the commercial arrangements described in paragraph (a) above. At the third anniversary of the formation of any such venture, AT&T may call the ownership interest of LMC in such venture at fair market value; the parties will endeavor to make such transaction, if any, tax efficient to LMC.
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* Nothing herein shall compel AT&T to provide interactive applications or video services or access thereto, direct or indirect, to competitors of AT&T in its principal business.

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